CARDERO RESOURCE CORP.

(An Exploration Stage Company)

Form 51-102F1

Management’s Discussion and Analysis

For the period ended July 31, 2006

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for the quarter ended July 31, 2006 to the corresponding quarter in the previous year.  This MD&A should be read in conjunction with the Company’s unaudited financial statements for the quarter ended July 31, 2006.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of September 13, 2006.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company can be located on the SEDAR website at www.sedar.com.

BACKGROUND

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties and cash.  The Company funds its operations through the sale of its shares or of interests in its mineral properties.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1)

The chance of finding an economic ore body is extremely small and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2)

The junior resource market, where the Company raises funds, is extremely volatile.  Even though the Company has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3)

The establishment of undisputed title to mineral properties is often a time consuming and expensive process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4)

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican and Argentinean pesos and Peruvian nuevo sols.

5)

The Company’s properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6)

There is no guarantee that the Company can obtain the necessary governmental permits and licenses when required.

7)

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of mineral deposits.

EXPLORATION ACTIVITIES

Mexico

Baja IOCG Project, Mexico

Effective May 30, 2006, Anglo American Mexico S.A. de C.V. elected to terminate the option agreement of December 1, 2002 (as amended), and thereby surrendered all interest in the Baja California Norte Iron Oxide Copper Gold (IOCG) Project.  Accordingly, on May 30, the Company assumed 100% control of. the Baja IOCG project.

To date, only three targets have been partially drill tested, two of which contain potentially significant mineralization.  Exploration highlights include the intersection of copper mineralization, varying from trace to significant accumulations, in every borehole over a 38km strike length associated with intense IOCG alteration.

As part of its ongoing exploration program, Cardero is currently drill-testing the Picale Manto target.  The 2,500 metre, sixteen borehole drill program, is testing for extensions of the newly discovered copper bearing magnetite manto where initial drilling has intersected high-grade copper mineralization over an area of approximately 250 square metres (four intercepts which average 6.35m @ 2.7% copper and 0.2 g/t gold).  To date, fifteen of the sixteen boreholes have been completed and samples from the target interval are en-route to the laboratory for geochemical analysis, the results of which are expected in late September.

Immediately following the Picale drilling, an initial four borehole program of approximately 1200 metres will test the El Cuervito IOCG target.  Located approximately 40 kilometres southeast of Picale, the El Cuervito target is comprised of a series of northeast trending IOCG veins and numerous minor multiphase replacements (copper oxide – magnetite -specularite - mushketovite – tourmaline – orthoclase -±biotite - quartz) which define a zone of structural dilatency in excess of several hundred meters wide along a regional fault zone.  The aim of the drilling is to ascertain whether the system coalesces at depth.

Cardero plans to continue to explore the district during the remainder of 2006.  Additional drill testing is also scheduled to occur at San Fernando West, El Gato and San Jose targets by year end:

In San Fernando West, copper mineralization remains open (SF-05 31m @ 0.96% copper), and is spatially associated with ‘permissive’ potassic alteration which extends approximately 2.5 kilometres to the west and requires drill-testing.  On the southern-most fringe of the main San Fernando geophysical anomaly, the El Gato magnetite manto is related to a large zone of intense potassic alteration and a conspicuous colour anomaly containing magnetite-sulphide lenses.

Finally at San Jose, well-developed, intrusion hosted, potassic-specularite breccias containing box-work after sulphide sit subjacent to a 800 m north - south by 1000 m east - west Induced Polarity anomaly (+27 milliseconds).  Pending the results of a recently completed geochemical survey the anomaly will be drill-tested at the earliest opportunity.

Elsewhere geological mapping and geochemical sampling is ongoing and continues to groom additional targets for drill testing.

Franco Property, Mexico

Drill testing has been delayed due to unforeseen access problems with the local landholders.  The Company continues to liaise with the relevant Federal and local State authorities to resolve this issue as soon as possible.

Argentina

Huachi Project, Argentina

The Huachi copper - gold property is located in San Juan Province in north-western Argentina.  The property has good access and exploration can be carried out on a year-round basis.

Previous exploration work appears to have been very limited, and there are no records or evidence of any extensive modern exploration. In 2005 the Company conducted the first detailed geological mapping of the property.

The mapping indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.  The outcropping porphyry style copper mineralization is closely related to potassic alteration and is developed in two main zones.  The Main Copper Zone is mineralized over an area of 350 by 250 meters and is surrounded by an elongated pyrite halo that could potentially overly additional porphyry mineralization.  Structurally controlled zones of advanced argillic alteration related to artisanal historic gold workings are peripheral to the porphyry system and indicate exploration potential for high-sulphidation, epithermal gold targets.  The property has never been drill tested.

All required permits for Cardero’s proposed exploration program have now been received.  Geological mapping and drill target selection is scheduled to occur in early October followed by a minimum 3,000 metre, 6 to 8 borehole, diamond drillhole program.

Cerro Juncal Project, Argentina

Mapping at Cerro Juncal has demonstrated that a porphyry-style hydrothermal system underlies the property.  Hydrothermal alteration, coextensive with epizonal intrusions, has been mapped over an area of approximately 2.5 by 3 kilometres, and consists of widespread limonite, hydrothermal breccias and scattered quartz stockworks in additional to widespread clay alteration.

The hypabyssal nature of the felsic intrusions, prominence of hydrothermal breccia bodies and evidence of abundant hypogene pyrite suggests that the Cerro Juncal porphyry system is exposed at a high level of erosion, and is therefore substantially preserved.  The presence of significant ‘live limonite’, and evidence of strongly acidic supergene leaching conditions, also suggests exploration potential for a chalcocite enrichment blanket at depth.  The apparent rarity of visible surface copper is very likely the result of extensive and thorough supergene leaching.

Cardero plans an initial 1500m, 4 borehole, program to test this exploration model, which is anticipated to commence in mid-September.

Cerro Atajo Project, Argentina

Diamond drill testing in 2005 failed to intersect porphyry style mineralization.    After a thorough review of the available data, the project was returned to the vendors in June 2006.

Olaroz and Chingolo Projects, Argentina

No further exploration work is proposed for this project.

Organullo Property, Argentina

Compilation of previous exploration data indicates that the property has been inadequately tested and a joint venture partner is presently being sought.

Mina Angela Property, Argentina

A joint venture partner is presently being sought to progress exploration.

Argentina Sedimentary Hosted Vein Deposit Project

In May, 2006 Cardero announced the acquisition of twelve new gold properties located in the provinces of Jujuy and Catamarca in northwest Argentina.  The properties cover an aggregate area of approximately 800 square kilometres and are a combination of 100% Cardero owned (staked) ground and land acquired through option agreements with local third parties.

The discovery and acquisition of these properties is the result of an aggressive year long multidisciplinary regional exploration program targeting a Sedimentary Hosted Vein (SHV) model in the 61,000 square kilometre Ordovician Santa Victoria Basin.

SHV type deposits are capable of forming a wide range of deposit sizes from sub-million ounce up to and including world-class to giant deposits.  All SHV deposits occur with a common set of characteristics that unite them as a class.  These characteristics are consistent with those observed to date in the Puna region of north-western Argentina, namely: age, tectonic setting, metallongeny, alteration and style of mineralization.

The 2005/2006 regional exploration program consisted of regional scale target generation of the entire prospective belt.  A total of fifty-one targets areas were delineated for follow-up field work.  To date, Cardero has discovered five new gold endowed properties in addition to four historically worked properties yet to be systematically sampled.

Incahuasi

The Incahuasi property presently consists of 5 minas located in Catamarca Province, Argentina.  Pursuant to an agreement with an Argentinean individual dated April 29, 2006, the Company has the option to acquire the five minas by making aggregate payments of USD 1,410,000 over five years to May 29, 2011, with an initial payment of USD 20,000 payable on or before May 29, 2006 (paid).  The option is subject to a 2% NSR which the Company can purchase at any time for USD 500,000.  The Company and the individual have also applied for two additional minas in which each party will have a 50% interest, subject to the grant thereof by the applicable mining tribunal.  The Company has also applied for two additional cateos surrounding the foregoing minas.

The Incahuasi property is centered on the former Incahuasi gold mine, a significant high-grade historical SHV type gold producer in the region.  Mining activity at Incahuasi dates back to the pre-Hispanic and Jesuit periods, with modern mining techniques first used at the Incahuasi mine from 1936 to 1954.  During this period the Nueva Compania Minera Incahuasi conducted a 40 tonne per day operation exploiting a series of high-grade quartz veins, reportedly ranging from 9.8 g/t to 43 g/t gold on six underground levels.  High-grade gold values up to 300 g/t are reported from veins within the deposit and are locally confirmed by Cardero's initial reconnaissance sampling.  Mining ceased at a depth of 130 meters in ore grade rocks, not due to a lack of gold bearing veins, but rather due to flooding which inhibited further mining efforts.

Reconnaissance scale sampling targeted surficial quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.  The average grade from a total of 108 characterization or grab samples was 4.3 g/t gold and in-situ veins returned values up to 231 g/t (7.4 ounces/t) gold.  Ten grab samples of material scattered around the former mill assayed 25.3, 19.25, 13.1, 12.65, 12.05, 9.97, 7.26, 6.63, 5.95, 2.15 g/t gold with an additional three samples assaying less than 1 g/t gold, suggesting that the head grade of the former operation was probably in the order of 5 to 10 g/t gold.

Geologically, the Incahuasi property is characterized by multiple generations of gold-bearing quartz veins hosted within structural and hydrothermally modified sediments. The exposed system measures approximately 1.5 km by 4 km, with the most intensely altered zone centered over the main deposit area.  The mineralized system remains open to both the North and South.  Preliminary mapping has revealed hydrothermal features and associated quartz veining that are no less extensive than those found over the area of the formerly producing deposit and which have not been evaluated by modern exploration techniques.

Commencing in early September and continuing throughout the 2006 field season Cardero will systematically explore the Incahuasi property through a phased program of detailed structural and alteration mapping, trenching, and geochemical sampling.  Contingent on favourable results, an initial drill program, scheduled to occur in early 2007, will then evaluate the continuity of the known high-grade gold deposit along strike and at depth as well as the potential for disseminated bulk tonnage gold mineralization.

Salar de Oro

The Salar de Oro property consists of ten continuous cateos and two minas located in Jujuy Province, Argentina.  Pursuant to an agreement dated July 11, 2006 between the Company and a private Argentinean company, the Company has the option to acquire a 100% interest (excluding surficial placer rights) in three of the cateos and the two minas by making aggregate payments of USD 2,470,000 over four years to May 3, 2010, with an initial payment of USD 35,000 payable on or before April 4, 2006 (paid).  The remaining seven cateos will, upon issuance, be owned 100% by the Company.  This 33,500 hectare property forms part of the Company's extensive gold property portfolio in the prospective 61,000 km2 Santa Victoria basin.

Reconnaissance scale sampling has led to the discovery of two separate gold bearing zones located 15 kilometres apart along a north-trending belt of sedimentary rocks.  The northern gold zone is characterized by historical underground workings which targeted multiple gold zones hosted over a minimum area 850 metres north-south by up to 100 metres east-west.  The zone is characterized intense quartz stockwork veining.  The zone is open to the north, south and west and ongoing artisanal placer mining continues to recover gold from the system.  Sampling at the northern gold zone targeted outcropping quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.  The average grade from a total of 65 characterization or grab samples is 3.96 g/t gold and demonstrates the high grade nature of the veins that have been historically mined.  Finally, visible gold was discovered in the central adit.  The relationship between the northern and southern gold zones is. at present, unknown as the 15 kilometre strike extension between the zones has not been evaluated.

Previous exploration work at the Salar de Oro property appears to have been very limited - there are neither records nor evidence of any extensive modern exploration.  Small-scale underground mining ceased back in the 1950's.  Importantly, the property has never been drill tested.

Cardero will systematically explore the property through a phased program of detailed structural and alteration mapping, trenching, and geochemical sampling.  Contingent on favourable results, an initial drill program will evaluate the continuity of the high grade gold veins as well as the potential for disseminated bulk tonnage gold mineralization.

Other Properties/Targets

The Company is presently awaiting the results of a regional heavy mineral and stream sediment geochemical survey which was designed to screen an additional ~5,000 km2 of the prospective belt.  In addition the Company’s geological reconnaissance teams will continue to ground truth and advance additional targets in the Belt throughout the current field season.

Peru

Marcona Iron Oxide Copper-Gold (IOCG) District, Peru (Carbonera, Daniella and Pampa de Pongo properties)

In order to concentrate on the iron ore (magnetite) potential of its Marcona iron sands project (details below), the Company optioned the hard rock potential of its Marcona IOCG District properties, that is, the Carbonera, Daniella and Cardero–owned iron sand properties to Peregrine Diamonds Peru S.A.C., a subsidiary of Peregrine Diamonds Ltd.  Late in the quarter Peregrine completed a 1,500m diamond drillhole test on the Carbonera IOCG target, the results of which are awaited.

Pampa de Pongo

The Company is presently designing a suitable strategy to advance the project.  No additional work is scheduled in the near-future.

Iron Sands, Peru

The Company acquired a 32,000-hectare (320 km²) iron (magnetite) sand property near the city of Nazca in the desert coastal region of southern Peru.  Geographically the property forms part of, and is adjacent to the Company’s properties in the Marcona IOCG district (Carbonera, Daniella).

Cardero’s near term strategy for the project is to highlight a logistically easily accessible area containing sufficient magnetite (iron oxide) bearing sands to support a 20 to 30 year integrated mining operation.  Following advice from SRK Consulting (Johannesburg), a 5,820 metre, ninety-seven borehole program systematically percussion drill-tested an approximately 6.5km2 area using a combination of 500 and 250 meter drill centres.

The drill program focussed on the Toro West area within which resides a series of higher-grade core areas (at least 7.5 wt% magnetic minerals based on nominal 1metre deep surfical sampling pits), individually up to about 2.7 km2 in size, which in total cover approximately 5.3 km2.  Iron grades from the initial coarse reconnaissance sampling within this zone ranged from approximately 52% to 61% Fe.

Cardero is presently liaising with several specialist mineral processing companies (Eirez – USA, Bateman Engineering – Johannesburg and Midrex - USA) regarding the most efficient way to process the samples collected through this drilling program.  Contingent on the results of these consultations and the availability of the recommended equipment (which may take up to 8 to 10 weeks to acquire), the samples will be processed on-site.  The resultant magnetic concentrates will then be shipped to ACME Laboratories Vancouver for analysis of total iron, titanium, vanadium and related elements.  Contingent on SRK’s recommendations, provisionally expected late in 2006/early 2007, the resultant magnetite concentrate will be used to commission a full Midrex FASTMELT® Pilot Plant study.  If favourable, the slag from this pilot test will then be utilized for titanium and vanadium beneficiation studies.

SRK Consulting has been retained to provide ongoing advice and to complete a 43-101 compliant mineral resource estimate utilizing the data from the drill program.

In tandem with the above work program, ongoing additional metallurgical testing at SGS - Canada is examining the possibility of increasing the iron grade of the magnetic concentrates.  The aim of this test work is to examine to the feasibility of producing an iron concentrate for direct shipping purposes.

Katanga, Peru

Following additional field work, all tenures considered to be “non-core” were returned to the vendor.  Subsequently, a rapid, low cost, 14 - 18 line kilometre walking magnetic survey was designed to screen the various outcropping magnetic bodies’ zones for undercover extensions.  Interpretation of the results suggests that there may be potential for a small to modest sized iron deposit.  The Company is presently seeking a joint venture partner to advance the project.

OVERALL PERFORMANCE

The Company does not have any new material information to report since the annual management discussion and analysis was released.  Updates on exploration activities are discussed under “Exploration Activities” and updates on funding are discussed under “Liquidity and Capital Resources”.

Results of Operations

	Three months ended July 31		Nine months ended July 31
	2006	2005	2006	2005
Net loss	$ 3,530,664	$ 1,607,002	$ 5,595,566	$ 5,082,926
Interest income	102,400	95,604	300,065	284,480
General and administrative costs	1,086,545	684,731	2,525,746	2,625,356
Stock-based compensation	1,278,567	935,500	1,691,733	1,697,750
Write-down of resource properties	1,279,993	72,375	1,679,847	1,044,542

Three months ended July 31, 2006 compared to three months ended July 31, 2005

In the quarter ended July 31, 2006 the Company had a net loss of $3,530,664 or $0.08 per share as compared to a net loss of $1,607,002 or $0.04 per share for the quarter ended July 31, 2005.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.

The Company’s interest income increased from $95,604 in the 2005 quarter to $102,400 in 2006.  While the Company had higher cash balances in 2005, interest rates have increased period over period.  Surplus cash is invested in banker’s acceptance and term deposits that yield prime less 2.05% per annum.

The Company’s general and administrative costs were higher in 2006, $1,086,545 as compared to $684,731 in 2005.  Corporate promotion costs remained stable compared to the prior period.  The Company’s philosophy is to keep a high profile for the investing public.  The Company has a full time, in-house investor relations manager as well as several investor relations contracts with outside consultants.  The Company has benefited substantially from these activities in the past and it continues to benefit through the exercise of options and warrants.

Professional fees were slightly down in the quarter, in large part due to reduced legal costs.  The majority of the prior period costs relate to the lawsuit commenced against the Company and others in May 2004 (see “Material Proceedings”).  The increasing acquisition and exploration activity by the Company has required an increase in staff, and the Company now has five full time employees, which accounts for the increase in salary and benefit costs.  Office and miscellaneous costs have also increased to support these activities. Regulatory costs were also significantly higher in the 2006 quarter because of the completion of the listing of the Company’s common shares on the Toronto Stock Exchange.

Consulting fees of $134,687 in the 2006 quarter result primarily from the Company’s Latin American mineral property activities (see note 7 to the unaudited financial statements), Board advisory services and a full time chief financial officer that commenced after the 2005 comparative quarter.  Insurance cost is a new category in 2006 and relates to the Company’s D & O coverage that was not in effect during the comparable 2005 period.

Stock based compensation is a non cash item that attempts to put a dollar value on the benefit being given on the vesting of stock options.  The number is determined by the “fair value method”, which is based on statistical models, taking into account the volatility of the stock, the risk free interest rate and the weighted average life of the options.  Where the market is highly volatile and not perfectly liquid, the results may not be very meaningful.  In the quarter 1,302,083 options vested, resulting in a stock based compensation charge of $1,278,567 (2005 – 411,000 options, $935,500 expense).

The Company writes off its resource property costs at such time as it either abandons the property or determines that there has been a permanent impairment in its value.  In the quarter, property write offs amounted to $1,279,993 relating primarily to the Cerro Atajo, Argentina property. The 2005 quarter was $966,567 being the Company’s costs at La Zorra / Gachupines, Mexico which was returned to the property vendor.

Nine months ended July, 2006 compared to nine months ended July 31, 2005

In the period ended July 31, 2006 the Company had a net loss of $5,595,566 or $0.13 per share as compared to a net loss of $5,082,926 or $0.12 per share for the period ended July 31, 2005.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.

The Company’s interest income increased from $284,480 in the 2005 quarter to $300,065 in 2006.  While the Company had higher cash balances in 2005, interest rates have increased period over period.  Surplus cash is invested in banker’s acceptance and term deposits that yield prime less 2.05% per annum.

The Company’s general and administrative costs were marginally lower in the 2006 period compared to 2005.  The 2005 figure of $1,112,056 included a one-time US$200,000 promotion expenditure that was not repeated in 2006, together with a greater amount of related travel cost than was incurred in the current period.  The Company continues to maintain its philosophy of keeping a high profile for the investing public and to disseminate information regarding the Company as widely as possible.  The Company has a full time, in-house investor relations manager as well as several investor relations contracts with outside consultants.  The Company has benefited substantially from these activities in the past and it continues to benefit through the exercise of options and warrants.

Consulting fees of $358,834 in the 2006 period result primarily from the Company’s Latin American mineral property activities (see note 7 to the unaudited financial statements), Board advisory services and a full time chief financial officer that commenced after the 2005 comparative period.  Professional fees were also lower due to the timing of costs relating to the lawsuit commenced against the Company and others in May 2004 (see “Material Proceedings”).  The increasing acquisition and exploration activity by the Company has required an increase in staff, and the Company now has five full time employees, which accounts for the increase in salary and benefit costs. Insurance cost is a new category in 2006 and relates to the Company’s D & O coverage that was not in effect during the comparable 2005 period.  Office and miscellaneous costs were lower for the comparable 2005 period, as there was a one time correction to the Company’s prepaid office rent account.

Stock based compensation is a non cash item that attempts to put a dollar value on the benefit being given on the vesting of stock options.  The number is determined by the “fair value method”, which is based on statistical models, taking into account the volatility of the stock, the risk free interest rate and the weighted average life of the options.  Where the market is highly volatile and not perfectly liquid, the results may not be very meaningful.  In the period 1,542,709 options vested, resulting in a stock based compensation charge of $1,691,733 (2005 – 853,500 options, $1,697,750 expense).

The Company writes off its resource property costs at such time as it either abandons the property or determines that there has been a permanent impairment in its value.  During the period ended July 31, 2006, the Company wrote down the value of three properties for a total amount of $1,679,847.  Property write offs for the comparable period in 2005 were $1,044,542.

Summary of Quarterly Results

The table below sets out the quarterly results, expressed in Canadian dollars, unless otherwise indicated, for the past eight quarters:

Fiscal 2006

	First Quarter	Second Quarter	Third Quarter
Total revenue	$ 93,787	103,878	102,400
Net income (loss)	(951,779)	(1,113,123)	(3,530,664)
Net income (loss) per share	(0.02)	(0.03)	(0.08)

Fiscal 2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 60,669	128,207	95,604	91,809
Net income (loss)	(1,489,617)	(1,986,307)	(1,607,002)	(1,379,964)
Net income (loss) per share	(0.04)	(0.05)	(0.04)	(0.03)

Fiscal 2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 51,284	61,144	76,241	96,189
Net income (loss)	(1,125,061)	(642,308)	(2,120,197)	(5,435,436)
Net income (loss) per share	(0.04)	(0.02)	(0.06)	(0.14)

Notes:

1)

The total revenue consists of interest income.

2)

There were no discontinued operations or extraordinary items in the periods under review.

3)

The basic and diluted income (loss) per share numbers were the same in each of the periods under review.

Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options (see “Results of Operations”).

LIQUIDITY AND CAPITAL RESOURCES

During the nine months ended July31, 2006 the Company raised $2,596,775 through the exercise of stock options.

At July 31, 2006 the Company had 43 million shares outstanding, 2.98 million stock options outstanding with a weighted average exercise price of $3.05 and no warrants outstanding.  At July 31, 2006 the Company had $7.4 million in cash and cash equivalents and working capital of $8.4 million.

During the nine months ended July 31, 2006 the Company spent $5.2 million on property acquisitions and exploration, invested $2.2 million in the shares of another listed company (see Note 10(b) to the unaudited consolidated financial statements) and spent $2.5 million on administration.  This level of expenditure can be expected to increase as the Company grows.

The Company anticipates that it has sufficient funds for the next six months, after which additional funding will be required.  There can be no certainty that any such additional funding as may be required can be obtained, although the Company has historically been able to raise any required capital in the equity markets.

OFF BALANCE-SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended July 31, 2006 and 2005, the Company incurred the following expenses paid to directors of the Company or companies with common directors:

	2006	2005
Professional fees	$ 131,832	$ 329,236
Salaries and consulting fees	260,777	96,614
Fees charged to investment in and
expenditures on resource properties	-	2,612
	$ 392,609	$ 428,462

At July 31, 2006 there was $9,417 (October 31, 2005 - $24,816) included in accounts payable and accrued liabilities owing to related parties.  Professional fees include $131,832 (2005 - $329,236) paid to a law firm of which a director was a partner.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

INVESTMENT IN INTERNATIONAL TOWER HILL MINES LTD.

On August 4, 2006, International Tower Hill Mines Ltd (TSXV: “ITH”) completed the acquisition of all of the Alaskan mineral exploration properties, and the associated exploration database, held by AngloGold Ashanti (USA) Exploration Inc. and closed 3 related private placement financings to raise gross proceeds of CAD 11,479,348.  The Company participated in one of the private placements and thereby acquired an aggregate of 4,000,000 common shares of ITH, plus common share purchase warrants to purchase up to an additional 2,000,000 common shares at a price $1.00 until August 4, 2008, at a gross cost of $2,240,000.  As a result of this acquisition, the Company holds approximately 13.32% of the issued and outstanding common shares of ITH.  Assuming the exercise of the 2,000,000 warrants, the Company would then hold approximately 18.74% of the then issued common shares of ITH assuming no other warrant or option exercises.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

None during the quarter under review.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash and cash and term deposit equivalents of $7.4 million consists of cash on hand of $0.9 million and banker’s acceptance and term deposits of $6.5 million. The bankers’ acceptance and term deposits yield prime less 2.05% per annum.

Receivables and payables of $1,335,751 and $353,462 respectively are normal course business items that are usually settled within thirty days.

The Company has assessed the risk associated with these resources as nominal as the funds are placed with Canadian chartered banks.

MATERIAL PROCEEDINGS

On May 20, 2004 Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the “Plaintiffs”) commenced an action (the “Action”) in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

No material changes have occurred with respect to the Action during the quarter ended July 31, 2006.

The Company is not currently in a position to quantify the potential exposure to the Company arising from the Action or the potential recovery that may be had pursuant to the Company's counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against the Company would be affected by results of work on the subject mineral properties between now and trial.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

A reconciliation is included in the unaudited financial statements at July 31, 2006 as Note 11.  There have been no changes in GAAP since the annual management discussion and analysis.

OUTSTANDING SHARE DATA

As at September 13, 2006 the Company’s authorized capital consisted of an unlimited number of common shares, of which 43,042,439 common shares were outstanding.

As at September 13, 2006 the Company had outstanding 4,280,800 incentive stock options to purchase up to an aggregate of 4,280,800 common shares.

As at September 13, 2006 the Company had no common share purchase warrants outstanding.